(CORRECTED) PROSPECTUS SUPPLEMENT NO. 1 to Prospectus dated February 11, 2014	Filed Pursuant to Rule 424(b)(3) Registration No. 333-192260

Shares of Common Stock, Par Value $0.01 Per Share
This Prospectus Supplement No. 1 supplements and updates the Prospectus dated February 11, 2014 furnished to shareholders of Spectrum Group International, Inc., referred to as SGI, in connection with the planned distribution by SGI to its shareholders of all the shares of common stock of A‑Mark Precious Metals, Inc., referred to as A-Mark or the Company.
You should read this Prospectus Supplement together with the Prospectus. This Prospectus Supplement is being filed to update, amend, and supplement the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.
In reviewing this Prospectus Supplement, you should carefully consider the matters described under “Risk Factors” beginning on page 11 of the Prospectus for a discussion of certain factors that should be considered by recipients of the A-Mark common stock.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
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The date of this Prospectus Supplement is February 27, 2014.

Distribution Date
The distribution date for the spinoff, which was previously expected to be February 28, 2014, is now scheduled for the beginning of March 2014.  The Company will announce the date of the spinoff once all the remaining conditions to the spinoff have been satisfied.
Repurchase of SGI Common Stock from Afinsa
On February 26, 2014, we entered into a Purchase Agreement with Afinsa Bienes Tangibles, S.A. En Liquidacion, Auctentia, S.L. and SGI pursuant to which SGI agreed to purchase all shares of SGI common stock held by Afinsa and Auctentia, which includes 44,163.76 shares held by Afinsa and 2,988,106.36 shares held by Auctentia, for an aggregate purchase price of $6,367,762.25, payable in cash at two closings and plus interest as described below. In addition, Afinsa and Auctentia agreed to sell to A-Mark any shares of common stock of A-Mark received by Afinsa and Auctentia in the spinoff.
The first closing under the Purchase Agreement occurred on February 26, 2014. On that date, SGI purchased 50%, of the SGI common stock owned by Afinsa and Auctentia for $2.10 per share in cash. The shares purchased by SGI at the first closing include the right to receive the shares of our common stock distributed in respect thereof in the spinoff. Accordingly, no shares of our common stock will be issued in respect of the shares of SGI common stock purchased from Afinsa and Auctentia at the first closing.
The second closing is required to occur on or prior to July 1, 2014. At the second closing, SGI will purchase the remaining 50% of the SGI shares held by Afinsa and Auctentia for an aggregate purchase price of $985,487.79 and we will purchase the shares of A-Mark common stock distributed with respect to such shares in the spinoff for an aggregate purchase price of $2,198,395.83, in each case together with interest calculated from February 26, 2014 to the date of the second closing at the rate of 4% per annum.
The description of the terms and conditions of the Purchase Agreement contained in this Prospectus Supplement is only a summary and is qualified in its entirety by the full text of the Purchase Agreement, which is incorporated by reference as an exhibit to our Current Report on Form 8-K filed on February 27, 2014.
Shares to be Distributed in the Spinoff
As a result of the purchase by SGI of its shares of common stock in the first closing, the number of issued and outstanding shares of SGI common stock was reduced from approximately 31,126,789 to approximately 29,610,654. Accordingly, based on the number of shares of SGI common stock outstanding as of February 26, 2014, and applying the distribution ratio, the number of shares of our common stock estimated to be distributed in the spinoff is approximately 7,402,663, subject to the treatment of fractional shares.
Security Ownership by Certain Beneficial Owners and Management
Because of the reduction in the number of SGI shares outstanding as a result of the first closing under the Purchase Agreement, the anticipated beneficial ownership percentages set forth in the tables captioned “Beneficial Ownership of Principal Stockholders” (other than with respect to Afinsa and Auctentia) and “Beneficial Ownership of Management” in the Prospectus will be increased proportionately (each percentage being increased by approximately 5%, so, for example, the anticipated percentage of beneficial ownership of all directors and executive officers as a group would be 42.0% rather than

40.0%). In addition, as a result of the first closing under the Purchase Agreement, Afinsa’s beneficial ownership of SGI common stock was reduced to 1,516,135.06 shares, or less than 5% of the then outstanding SGI common stock.
Tax Basis of the SGI Common Stock and Our Common Stock
The aggregate tax basis of the SGI common stock and shares of our common stock in the hands of an SGI shareholder immediately after the distribution will be the same as the aggregate tax basis of the SGI common stock held by the holder immediately before the distribution, allocated among the SGI common stock and shares of our common stock, including any fractional share interest for which cash is received, in proportion to their relative fair market values on the date of the distribution.
For this purpose, one way to determine the relative fair market values of the SGI common stock and our common stock on the date of the distribution would be to compare the average closing prices for SGI common stock and for our common stock for the first 30 business days following the distribution date.
The allocation of basis may be illustrated by the following example: Assume you own SGI common stock with an aggregate tax basis of $10,000. If the fair market value of a share of SGI common stock on the distribution date (determined as described above, or using another reasonable method) is $X, and the fair market value of a share of our common stock on the distribution date is $Y (determined as described above, or using another reasonable method), a portion of your aggregate tax basis in your SGI common stock – equal to $10,000 times – would be allocated to your SGI common stock, and a portion of your aggregate basis in your SGI common stock – equal to $10,000 times – would be allocated to the shares of our common stock (including any fractional share interest for which cash is received) received in the distribution.
While we believe that a method such as the one described above is reasonable, it is not the only method that could be used for this purpose, and may not be the most appropriate for all shareholders. Moreover, we cannot provide you with tax advice, and the information in this document does not constitute tax advice. It does not purport to be complete or to describe the consequences that may apply to any particular shareholder or to any categories of shareholders. You should consult your tax adviser regarding the application, if any, of this apportionment calculation to your particular circumstances, and how this information may appropriately be used for income tax purposes.